SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                       (Amendment No.  7 )*



                        CENTRAL NEWSPAPERS, INC.
                         (Name of Issuer)


                        CLASS A COMMON STOCK
                  (Title of Class of Securities)


                            154647 10 1
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. [ ] A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                         Page 1 of 5 Pages

CUSIP No.   154647 10 1

1.      Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Liberty Fund, Inc.

2.      Check the appropriate box if a member of a group

3.

4.      Citizenship or Place of Organization

   Indiana

5.      Sole Voting Power

   1,169,400 shares--This is a correction for response in
                    Amendment No. 6

6.      Shared Voting Power

   -0-

7.      Sole Dispositive Power

   1,169,400 shares--This is a correction for response in
                    Amendment No. 6

8.      Shared Dispositive Power

   -0-

9.      Aggregate Amount Beneficially Owned by each Reporting
        Person

   1,169,400 shares--This is a correction for response in
                    Amendment No. 6

10.     Check box if the Aggregate Amount in Row (9) Excludes
        Certain Shares

11.     Percent of Class Represented by Amount in Row 9

   5.0%--This is a correction for response in Amendment No. 6

12.     Type of Reporting Person

   CO



                         Page 2 of 5 Pages

ITEM 1(A).     NAME OF ISSUER:

          Central Newspapers, Inc.


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          307 North Pennsylvania Street
          Indianapolis, Indiana  46204


ITEM 2(A).     NAME OF PERSON FILING:

          Liberty Fund, Inc.


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
               RESIDENCE:

          8335 Allison Pointe Trail, Suite 300
          Indianapolis, Indiana  46250


ITEM 2(C).     CITIZENSHIP:

          Indiana


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

          Class A Common Stock


ITEM 2(E).     CUSIP NUMBER:

          154647 10 1


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)
          OR 13D-2(B):

          Not Applicable

ITEM 4.   OWNERSHIP:


ITEM 4(A).     AMOUNT BENEFICIALLY OWNED:

          1,169,400 shares--This is a correction for response in Amendment No. 6

ITEM 4(B).     PERCENT OF CLASS:

          5.0%--This is a correction for response in Amendment No. 6

                         Page 3 of 5 Pages

ITEM 4(C).     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) sole power to vote or direct the vote:

               1,169,400 shares--This is a correction for
                response in Amendment No. 6

          (ii) shared power to vote or to direct the vote:

               -0- shares

          (iii) sole power to dispose or to direct the disposition of:

               -0- shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Liberty Fund, Inc., has ceased to be the beneficial owner of more than 5% of the Class A common stock--This is a correction for response in Amendment No. 6


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not Applicable


ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION:

          Not Applicable





                         Page 4 of 5 Pages

                             SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 28, 1997 LIBERTY FUND, INC.


                         By:  /S/ GEORGE MARTIN
                              George Martin, President





                         Page 5 of 5 Pages